Morgan Crucible

20th August 2007

07026293

SEC MAIL RECEIVED PROCESSING
AUG 27 2007
WASH. D.C. 186 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

PROCESSED
AUG 31 2007
THOMSON
FINANCIAL

Enclosure

dw 8/29

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:48 20-Aug-07
Number	4973C

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:4973C
Morgan Crucible Co PLC
20 August 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Morgan Crucible Company plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17/08/2007

6. Date on which issuer notified:

20/08/2007

7. Threshold(s) that is/are crossed or reached:

10% - 9%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering t	
	Number of shares	Number of vo
Ordinary GB0006027295	28,889,206	28,889,206

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix	
	Direct	Direct (x)	Indirect (xi)
	N/A	N/A	27,438,270

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting that may be acqui instrument is exe converted.

Total (A+B)

Number of voting rights	% of voting rights
27,438,270	9.894%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 27,436,742 9.89%

Schroder & CI Limited 1,528 0.0005%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

Mrs T A Bigmore

15. Contact telephone number:

01753 837000

This information is provided by RNS
The company news service from the London Stock Exchange

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